Exhibit 12
Texas Instruments Incorporated and Subsidiaries
Computation of Ration of Earnings to Fixed Charges
(Millions of dollars)

	2011	2010	2009	2008	2007
Earnings:

Income from continuing operations before income tax	$2,955	$4,551	$2,017	$2,481	$3,692
Equity method investments (gains) and losses	(5)	(1)	4	9	(10)
Add:
Fixed charges (from below)	54	15	16	23	24
Amortization of capitalized interest	3	4	4	4	6
Distributed income from equity investees	11	1	5	1	—

Total earnings	$3,018	$4,570	$2,046	$2,518	$3,712

Fixed Charges

Total gross interest on debt (expensed) (a)	$48	$—	$—	$—	$1
Amortization of debt premium and debt issuance costs	(6)	—	—	—	—
Estimated interest element of rental and lease expense	12	15	16	23	23
Total fixed charges	$54	$15	$16	$23	$24
Ratio of earnings to fixed charges	55.9	304.8	127.9	109.5	154.7

(a) No capitalized interest was recognized in 2011.